# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ARTELO BIOSCIENCES, INC., CIK 0001621221
CUSIP: 04301G607
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 505 LOMAS SANTA FE, SUITE 160, SOLANA BEACH, California (CA), 92075
Date of event which requires filing of this statement: 09/12/2025
Filed by CIK 0001776353
Persons authorized to receive notices and communications: RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Farb Daniel Stuart (CIK 0001776353): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: personal funds (PF); sole voting power 153,000; shared voting power 0; sole dispositive power 153,000; shared dispositive power 0; aggregate amount beneficially owned 153,000 (9.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: ARTELO BIOSCIENCES, INC.
Address of issuer's principal executive offices: 505 LOMAS SANTA FE, SUITE 160, SOLANA BEACH, California (CA), 92075

## Item 2. Identity and Background
Name of person filing: This statement is filed by Daniel S. Farb ("Mr. Farb" or the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person is 38 Newbury St., 3rd Floor, Boston, Massachusetts 02116.
Present principal occupation or employment: The principal occupation of the Reporting Person is serving as the President and Managing Member of each of investment firms Mill Pond Capital, LLC and Big Mill Pond Capital Management, LLC, which each have a principal business address of 38 Newbury St., 3rd Floor, Boston, Massachusetts 02116.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The securities of the Company purchased by the Reporting Person were purchased with personal funds.

The aggregate purchase price of the 153,000 Shares owned directly by the Reporting Person is approximately $850,019, excluding brokerage commissions. The Reporting Person also owns 11,299 of the $10 Warrants (as defined below) and 3 of the $5.82 Warrants (as defined below), which were acquired pursuant to the June 2025 SPA (as defined below).

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person purchased the Shares based on the Reporting Person's belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or decrease his position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

On September 19, 2025, the Reporting Person delivered a letter to the Issuer nominating a slate of highly qualified director candidates, including Daniel S. Farb and Scott D. Pomfret (collectively, the "Nominees"), for election to the Board of Directors (the "Board") at the Issuer's 2025 annual meeting of stockholders (the "Annual Meeting"). As evidenced by their biographies below, the Nominees are well qualified to serve on the Board.

Daniel S. Farb currently serves as the President and Managing Member of each of Mill Pond Capital, LLC (f/k/a Mill Pond Capital Corporation), an investment firm, and Big Mill Pond Capital Management, LLC, an investment firm, since 2019. Previously, Mr. Farb served as Partner and Managing Director of Highfields Capital Management LP ("Highfields Capital"), a Boston-based hedge fund, from 2001 to 2019. Earlier in his career, Mr. Farb worked at Goldman, Sachs & Co., a global investment bank and financial services firm, in the Mergers & Acquisitions and Principal Investment Groups. Currently, Mr. Farb serves on the Board of Directors of Advantage Energy Ltd. (TSX: AAV), a Canadian oil and natural gas company, since March 2025. Previously, Mr. Farb served as a member of the Boards of Directors of PharmaCyte Biotech, Inc. (NASDAQ: PMCB), a clinical-stage biotechnology company, from August 2022 to December 2022, and Meg Energy Corp. (TSX: MEG), a Canadian oil and gas company, from 2017 to 2018. Mr. Farb earned his MBA from Harvard Business School and a Bachelor of Commerce Degree from McGill University. The Reporting Person believes that Mr. Farb's extensive experience in investment management and capital markets, public company board experience and perspective as a significant stockholder of the Issuer make him well-qualified to serve on the Board.

Scott D. Pomfret currently serves as the Founder and Sole Member of Regulatory Counsel LLC, a company providing legal, regulatory and compliance advisory services, since 2019. Mr. Pomfret also currently serves as a Senior Advisor to a number of companies, including Skematic, a company offering compliance management and workflow solutions, since November 2024; ShortWatch, Inc., a financial technology services company, since May 2024; Twin Oak ETF Company, an investment adviser that manages exchange-traded funds (ETFs), since August 2024; and Blue Heron Research Partners, an independent research firm that conducts qualitative due diligence for institutional investors, since May 2022. In addition, Mr. Pomfret currently serves as a member of the Advisory Committees of Liminality Capital Management LP, an investment firm, since June 2020, and Solel Capital Partners Master Fund, L.P., an investment fund, since 2019. Previously, Mr. Pomfret served as Regulatory Counsel and Chief Compliance Officer at Highfields Capital, an investment management firm, from 2011 to 2019. Prior to Highfields Capital, he served as Director, Financial Services Regulatory Practice, of PricewaterhouseCoopers LLP, a multinational professional services firm; as Senior Counsel and Branch Chief in the Division of Enforcement at the United States Securities and Exchange Commission, a federal regulatory agency, and as a Special Assistant United States Attorney; as a litigation Associate at Ropes & Gray, LLP, a global law firm; and as a Law Clerk for the U.S. Court of Appeals for the First Circuit. Mr. Pomfret currently serves as a member of the Board of Directors of Highfields Capital Ltd., an investment vehicle of Highfields Capital, since March 2020. Mr. Pomfret earned a Juris Doctor from University of Michigan Law School and a B.S. in Psychology and English from St. Lawrence University. The Reporting Person believes that Mr. Pomfret's extensive legal, regulatory and compliance experience across the capital markets industry and extensive experience advising boards of directors makes him well-qualified to serve on the Board.

The Reporting Person has engaged, and intends to continue to engage, in communications with management and the Board of the Issuer, stockholders and other third parties regarding potential opportunities to unlock stockholder value at the Issuer. The Reporting Person previously engaged in discussions with the Issuer and other current and/or potential stockholders of the Issuer regarding potential investments and financing transactions. The Reporting Person also previously discussed with management and others potential investments in cryptocurrencies, including Solana, and transactions in connection therewith that could result in an extraordinary corporate transaction, and may continue to do so. The Reporting Person is a party to the June 2025 SPA as further explained in Item 6 below.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, engaging in additional communications and discussions with management and the Board, engaging in additional discussions and communications with stockholders of the Issuer or other third parties about the Issuer and the Reporting Person's investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, Board structure (including Board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of his Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing his intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by the Reporting Person is based upon 1,555,493 Shares outstanding as of September 16, 2025, as disclosed in the Issuer's Corporate Presentation issued on September 17, 2025 that is available on the Issuer's website.

As of the date hereof, the Reporting Person directly beneficially owns 153,000 Shares, constituting approximately 9.8% of the Shares outstanding.

In addition, as of the date hereof, the Reporting Person owns 11,299 warrants referencing 11,299 Shares, which have an exercise price of $10.00 per Share and expire in June 2030 (the "$10 Warrants"), and 3 warrants referencing 3 Shares, which have an exercise price of $5.82 per Share and expire in June 2030 (the "$5.82 Warrants" and together with the $10 Warrants, the "Warrants"). The Warrants are exercisable immediately, subject to the Beneficial Ownership Limitation (as defined below). A holder of the Warrants may not exercise any such Warrants to the extent that such exercise would result in the number of Shares beneficially owned by such holder and his or its affiliates exceeding 4.99% of the total number of Shares outstanding immediately after giving effect to the exercise, except that upon at least 61 days' prior notice from the holder to the Issuer, the holder may increase the beneficial ownership limitation to up to 9.99% of the number of Shares outstanding immediately after giving effect to the exercise (the "Beneficial Ownership Limitation"). The Reporting Person's Beneficial Ownership Limitation is currently set at 4.99% and, accordingly, the Reporting Person cannot exercise the Warrants and does not beneficially own any of the Shares underlying the Warrants.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the securities of the Issuer beneficially owned by him.
Transactions in the class effected during the past sixty days: As further explained in Item 6 below, the Reporting Person received 22,595 Shares from the Issuer upon the exercise of all 22,598 of the $5.82 Warrants held by him pursuant to a notice of exercise delivered to the Issuer on July 23, 2025. Other than as set forth in the immediately preceding sentence, the transactions in the securities of the Issuer by the Reporting Person during the past 60 days are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On June 24, 2025, the Reporting Person entered into a Securities Purchase Agreement with the Issuer and certain other investors (the "June 2025 SPA"). Pursuant to the June 2025 SPA, the Reporting Person purchased (i) 11,299 Shares, (ii) 22,598 of the $5.82 Warrants and (iii) 11,299 of the $10 Warrants for an aggregate purchase price of $70,000.00. Pursuant to the June 2025 SPA, the Issuer filed a Registration Statement with the SEC on Form S-1 on July 11, 2025, registering the resale of the Shares and Shares underlying the Warrants purchased by the Reporting Person (and the other investors). The June 2025 SPA contained customary representations, warranties and agreements by the Issuer, indemnification obligations of the Issuer and the Reporting Person (and the other investors), including for liabilities under the Securities Act of 1933, as amended, and other obligations of the parties.

A copy of the form of the June 2025 SPA, the $10 Warrant and the $5.82 Warrant are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively, and incorporated herein by reference.

On July 23, 2025, the Reporting Person delivered a notice of exercise with respect to all 22,598 of the $5.82 Warrants held by him and initiated a wire transfer to the Issuer in an amount equal to $131,520.36, which represents the exercise price of $5.82 multiplied by all 22,598 of the $5.82 Warrants held by him. The Reporting Person only received 22,595 Shares in connection with such exercise and requested delivery of the remaining 3 Shares pursuant to a letter dated September 15, 2025 upon discovering that they were never delivered. In response, on September 17, 2025, the Issuer's counsel advised that the 3 missing Shares would not be delivered and instead confirmed that the Issuer intends to wire the Reporting Person $17.46 (the exercise price of the 3 undelivered Shares).

On September 18, 2025, the Reporting Person and Mr. Pomfret entered into a Joint Filing and Solicitation Agreement (the "JFSA") in connection with the Annual Meeting, pursuant to which, among other things, (a) the parties agreed to form a group for the purposes of seeking representation on the Board at the Annual Meeting and taking all other action necessary or advisable to achieve the foregoing, including soliciting proxies for the election of certain persons nominated for election to the Board at the Annual Meeting, (b) Mr. Pomfret agreed not to undertake or effect any purchase, sale, acquisition or disposition of any securities of the Issuer without the prior written consent of the Reporting Person and (c) the Reporting Person agreed to bear all expenses incurred in connection with the group's activities. A copy of the JFSA is attached hereto as Exhibit 99.4 and incorporated herein by reference.

Mr. Pomfret has granted the Reporting Person a power of attorney (the "Power of Attorney") to execute certain SEC filings and other documents in connection with the solicitation of proxies from the Issuer's stockholders in connection with the Annual Meeting and any related transactions. A copy of the Power of Attorney is attached hereto as Exhibit 99.5 and incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between or among the Reporting Person and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Transactions in Securities

99.1 - Form of June 2025 SPA (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 26, 2025).

99.2 - Form of $10 Warrant (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 26, 2025).

99.3 - Form of $5.82 Warrant (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 26, 2025).

99.4 - Joint Filing and Solicitation Agreement, dated September 18, 2025.

99.5 - Power of Attorney, dated September 16, 2025.

## Signatures
- Farb Daniel Stuart: /s/ Daniel S. Farb, Daniel S. Farb (09/19/2025)